

Kaitlyn Hurley is with **David Pawlan** and **4 others**.
1h ·

Bracketology.tv is growing, and you're invited to come along for the ride! As some of you may remember, we raised our first friends & family Crowdfund back in 2022, and at the time, we had no mobile app, no valuation, and no institutional investors... but we had a vision for what Bracketology could become. Over 200 of our friends & family believed in that vision and became an investor.

Since our last fundraise...

✅ We expanded fantasy gaming to 8 new shows: Survivor, Big Brother, RuPaul's Drag Race, The Oscars, and more.

✅ We developed a mobile app, with 52,000+ mobile app downloads since launching in App Stores in mid-January 2024.

✅ We've had 101,000+ new accounts created, and 155,000+ total fantasy season plays, with $0 spent on marketing and user acquisition.

✅ We raised an additional $300,000 on a SAFE from a family office and software dev firm, with terms of $3M post-money valuation cap and 30% discount.

Needless to say, I am SO proud of what we've been able to accomplish, and we couldn't have gotten here without your support.

TOMORROW, our latest fundraise will go live to the public, but I wanted to give you all the first chance to own a piece of the company we've worked so hard to build. For as little as $100, you can have a vested interest in our company's success! If you want to take advantage of our Early Bird Bonus - get your reservation in ASAP!

https://wefunder.com/bracketology/

Lastly, I want to extend the *biggest* shoutout to everyone who has invested so far. Every time I read your names on our investor list it makes my heart want to explode.

Any questions? Send them my way! If you haven't invested yet, join us & come along for the ride!

Required Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN **BRACKETOLOGY**

The centralized platform for reality TV fantasy gaming!

WEFUNDER